

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 16, 2013

Via E-mail
William W. Lovette
President and Chief Executive Officer
Pilgrim's Pride Corporation
1770 Promontory Circle
Greeley, CO 80634

> **Re:** **Pilgrim's Pride Corporation**
> **Form 10-K for the Fiscal Year Ended December 30, 2012**
> **Filed February 15, 2013**
> **File No. 001-09273**

Dear Mr. Lovette:

We have completed our review of your filing. We remind you that our comment or changes to disclosure in response to our comment does not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor